FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 26, 2013

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 26, 2013	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, 333, Sec. 1, Keelung Road Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, Chief Financial Officer Eddie Chang, Senior Director Joseph Su, Manager ir@aseglobal.com Michelle Jao, Manager (US Contact) mjao@iselabs.com Tel: + 1.510.687.2481

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2013

Taipei, Taiwan, R.O.C., July 26, 2013 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenue1 of NT$50,760 million for the second quarter of 2013 (2Q13), up by 11% year-over-year and up by 5% sequentially.  Net income attributable to shareholders of the parent for the quarter totaled NT$3,820 million, up from a net income attributable to shareholders of the parent of NT$3,196 million in 2Q12 and up from a net income attributable to shareholders of the parent of NT$2,231 million in 1Q13.  Diluted earnings per share for the quarter were NT$0.50 (or US$0.084 per ADS), compared to diluted earnings per share of NT$0.42 for 2Q12 and NT$0.29 for 1Q13.

"We are pleased to achieve another quarter of solid growth," said Jason Chang, Chairman and CEO, ASE Group.  "Global industry remains dynamic, however, our strategy on expanding market share, technology leadership, and infrastructure scale remains unchanged, and, we are positioning ASE and our customers for success.

Chang added, "Looking forward, our focus on semiconductor evolution continues to drive the next step of innovation and consolidation at ASE.  Through strong partnership and deep collaboration, our customers are providing steady guidance as we explore the next level of efficiency and optimization."

RESULTS OF OPERATIONS

2Q13 Results Highlights – Consolidated
●
Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others was NT$29,021 million, NT$6,505 million, NT$14,186 million, NT$759 million and NT$289 million, respectively, and each represented approximately 57%, 13%, 28%, 1% and 1%, respectively, of total net revenues for the quarter.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in R.O.C.).  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering, Inc.

●	Cost of revenue was NT$40,328 million, up by 9% year-over-year and up from NT$39,909 million in the previous quarter.

-	Raw material cost totaled NT$21,186 million during the quarter, representing 42% of total net revenue, compared with NT$21,946 million and 46% of total net revenue in the previous quarter.

-	Labor cost totaled NT$6,953 million during the quarter, representing 14% of total net revenue, compared with NT$6,427 million and 13% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$6,112 million during the quarter, up by 13% year-over-year and up by 1% sequentially.

●	Gross margin increased 3.4 percentage points to 20.6% in 2Q13 from 17.2% in 1Q13.
●
Total operating expenses during 2Q13 were NT$5,032 million, including NT$2,260 million in R&D and NT$2,772 million in SG&A, compared with total operating expenses of NT$4,678 million in 1Q13.  Total operating expenses as a percentage of net revenue for the current quarter were 10%, remained the same as 2Q12 and 1Q13.

●	Operating income for the quarter totaled NT$5,400 million, up from NT$3,603 million in the previous quarter. Operating margin was 10.6% in 2Q13 compared to 7.5% in 1Q13.
●	In terms of non-operating items:

-	Net interest expense was NT$475 million, down from NT$490 million in 1Q13.
-	Net foreign exchange loss of NT$26 million was primarily attributable to the appreciation of the U.S. dollar against NT dollar.
-	Loss on equity-method investments of NT$17 million was primarily attributable to the loss from investment on Hung Ching Development & Construction Co. Ltd.
-	Gain on valuation of financial assets and liabilities was NT$286 million.
-
Other net non-operating loss of NT$130 million were primarily related to miscellaneous loss.  Total non-operating expenses for the quarter were NT$362 million, compared to total non-operating expenses of NT$411 million for 2Q12 and total non-operating expenses of NT$444 million for 1Q13.

●
Income before tax was NT$5,038 million for 2Q13, compared to NT$3,159 million in the previous quarter.  We recorded income tax expense of NT$1,127 million during the quarter, compared to NT$803 million in 1Q13.

●
In 2Q13, net income attributable to shareholders of the parent was NT$3,820 million, compared to net income attributable to shareholders of the parent of NT$3,196 million for 2Q12 and net income attributable to shareholders of the parent of NT$2,231 million for 1Q13.

●
Our total number of shares outstanding at the end of the quarter was 7,610,123,306, including treasury stock owned by our subsidiaries.  Our 2Q13 diluted earnings per share of NT$0.50 (or US$0.084 per ADS) were based on 7,580,516,219 weighted average number of shares outstanding in 2Q13.

2Q13 Results Highlights – IC ATM2
●
Net revenue from IC ATM was NT$36,295 million for the second quarter of 2013, up by 12% year-over-year and up by 16% sequentially.  Net revenue contribution from packaging operations, testing operations, and substrates sold to third parties was NT$29,031 million, NT$6,505 million, and NT$759 million, respectively, and each represented approximately 80%, 18%, and 2%, respectively, of total net revenues for the quarter.

2 ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

●	Cost of revenues was NT$27,576 million, up by 9% year-over-year and up by 10% sequentially.

-	Raw material cost totaled NT$10,102 million during the quarter, representing 28% of total net revenue, compared with NT$8,911 million and 28% of total net revenue in the previous quarter.

-	Labor cost totaled NT$6,235 million during the quarter, representing 17% of total net revenue, compared with NT$5,754 million and 18% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,764 million during the quarter, up by 13% year-over-year and up by 2% sequentially.

●	Gross margin increased 4.1 percentage points to 24.0% in 2Q13 from 19.9% in 1Q13.
●
Total operating expenses during 2Q13 were NT$3,912 million, including NT$1,802 million in R&D and NT$2,110 million in SG&A, compared with total operating expenses of NT$3,555 million in 1Q13.  Total operating expenses as a percentage of net revenue for the current quarter were 11%, and remained the same as 2Q12 and 1Q13.

●	Operating income for the quarter totaled NT$4,807 million, up from NT$2,669 million in the previous quarter. Operating margin was 13.2% in 2Q13 compared to 8.5% in 1Q13.

2Q13 Results Highlights – EMS
●	Net revenue contribution from EMS operations was NT$14,186 million, up by 6% year-over-year and down by 13% sequentially.
●	Cost of revenues was NT$12,573 million, up by 8% year-over-year and down by 13% sequentially.

-	Raw material cost totaled NT$11,094 million during the quarter, representing 78% of total net revenue, compared with NT$13,047 million and 80% of total net revenue in the previous quarter.

-	Labor cost totaled NT$717 million during the quarter, representing 5% of total net revenue, compared with NT$674 million and 4% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$258 million during the quarter, up by 37% year-over-year and down by 1% sequentially.

●	Gross margin decreased to 11.4% in 2Q13 from 11.5% in 1Q13.
●
Total operating expenses during 2Q13 were NT$1,096 million, including NT$473 million in R&D and NT$623 million in SG&A, compared with total operating expenses of NT$1,089 million in 1Q13.  Total operating expenses as a percentage of net revenue for the current quarter were 8%, remained the same as 2Q12 and up from 7% in 1Q13.

●	Operating income for the quarter totaled NT$517 million, down from NT$789 million in the previous quarter. Operating margin decreased to 3.6% in 2Q13 from 4.8% in 1Q13.

LIQUIDITY AND CAPITAL RESOURCES
●	As of June 30, 2013, our cash and current financial assets totaled NT$30,316 million, compared to NT$27,369 million as of March 31, 2013.
●	Capital expenditures in 2Q13 totaled US$236 million, of which US$146 million was used for packaging, US$74 million for testing, US$7 million for EMS and US$9 million for interconnect materials.
●	As of June 30, 2013, we had total bank debt of NT$83,582 million, compared to NT$82,412

Advanced Semiconductor Engineering, Inc.

million as of March 31, 2013.  Total bank debt consisted of NT$35,914 million of revolving working capital loans, NT$2,494 million of the current portion of long-term debt, and NT$45,174 million of long-term debt.  Total unused credit lines amounted to NT$102,650 million.

●	Current ratio as of June 30, 2013 was 1.14, compared to 1.23 as of March 31, 2013. Net debt to equity ratio was 0.47 as of June 30, 2013.
●	Total number of employees was 58,021 as of June 30, 2013, compared to 55,059 as of June 30, 2012 and 56,463 as of March 31, 2013.

BUSINESS REVIEW

Packaging Operations3
●	Net revenues generated from our packaging operations were NT$29,031 million during the quarter, up by NT$2,912 million, or by 11% year-over-year, and up by NT$4,116 million, or by 17% sequentially.
●
Net revenues from advanced packaging accounted for 27% of total packaging net revenues during the quarter, up by 1 percentage point from the previous quarter. Net revenues from IC wirebonding accounted for 63% of total packaging net revenues during the quarter, which remained the same as the previous quarter.  Net revenues from discrete and other accounted for 10% of total packaging net revenues during the quarter, down by 1 percentage point from the previous quarter.

●	Gross margin for our packaging operations during the quarter was 20.3%, up by 0.7 percentage point year-over-year and up by 4.2 percentage points from the previous quarter.
●
Capital expenditures for our packaging operations amounted to US$146 million during the quarter, of which US$110 million was used for wirebonding packaging capacity and US$36 million for wafer bumping and flip chip packaging equipment.

●	As of June 30, 2013, there were 15,565 wirebonders in operation. 171 wirebonders were added and 165 wirebonders were disposed of during the quarter.

Testing Operations
●	Net revenues generated from our testing operations were NT$6,505 million, up by NT$872 million, or by 15% year-over-year, and up by NT$782 million, or by 14% sequentially.
●
Final testing contributed 80% to total testing net revenues, up by 2 percentage points from the previous quarter.  Wafer sort contributed 18% to total testing net revenues, down by 1 percentage point from the previous quarter.  Engineering testing contributed 2% to total testing net revenues, down by 1 percentage point from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,715 million, down from NT$1,582 million in 2Q12 and up from NT$1,688 million in 1Q13.
●	In 2Q13, gross margin for our testing operations was 38.6%, up by 6.1 percentage points year-over-year and up by 4.3 percentage points from the previous quarter.
●	Capital spending on our testing operations amounted to US$74 million during the quarter.
●	As of June 30, 2013, there were 3,057 testers in operation. 188 testers were added and 76 testers were disposed of during the quarter.

EMS Operations
●	Net revenues generated from our EMS operations were NT$14,186 million, up by NT$786

3 IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

million, or by 6% year-over-year, and down by NT$2,197 million, or by 13% sequentially.
●
Communications products contributed 24% to total EMS net revenues, down by 9 percentage points from the previous quarter.  Computing products contributed 29% to total EMS net revenues, up by 1 percentage point from the previous quarter.  Consumer products contributed 17% to total EMS net revenues, up by 4 percentage points from the previous quarter.  Industrial products contributed 18% to total EMS net revenues, up by 1 percentage point from the previous quarter.   Car products contributed 10% to total EMS net revenues, up by 2 percentage points from the previous quarter.

●	In 2Q13, gross margin for our EMS operations was 11.4%, down by 1.4 percentage points year-over-year and down by 0.1 percentage point from the previous quarter.
●	Capital spending on our EMS operations amounted to US$7 million during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,369 million during the quarter, up by NT$211 million, or by 10% year-over-year, and up by NT$479 million, or by 25% from the previous quarter.  Of the total output of NT$ 2,369 million, NT$759 million was from sales to external customers.

●	Gross margin for substrate operations was 14.2% during the quarter, up by 0.7 percentage points year-over-year and up by 3.2 percentage points from the previous quarter.
●	In 2Q13, our internal substrate manufacturing operations supplied 31% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 37% of our total net revenues in 2Q13, compared to 33% in 2Q12 and 36% in 1Q13.  There was one customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 50% of our total net revenues during the quarter, compared to 47% in 2Q12 and 49% in 1Q13.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 34% of our total net revenues during the quarter, compared to 33% in 2Q12 and 34% in 1Q13.

EMS BASIS
●
Our five largest customers together accounted for approximately 61% of our total net revenues in 2Q13, compared to 61% in 2Q12 and 66% in 1Q13.  There were two customers which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 79% of our total net revenues during the quarter, compared to 80% in 2Q12 and 84% in 1Q13.

OUTLOOK
Based on our current business outlook and exchange rate assumption, management projects overall performance for the third quarter of 2013 to be as follows:
●	Our IC-ATM revenue to grow between 1% to 5% and our EMS business to grow in excess of 25%;
●	Our IC-ATM gross profit margin should be flattish to slightly up while our EMS business gross margin should soften by 0.6-0.9 percentage points.
●	Our capital expenditure for full year 2013 will be US$700 million to US$750 million, subject to adjustments in line with market condition.

Advanced Semiconductor Engineering, Inc.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2012 Annual Report on Form 20-F filed on April 23, 2013.

Supplemental Financial Information
IC ATM Consolidated Operations
Amounts in NT$ Millions	2Q/13	1Q/13	2Q/12
Net Revenues	36,295	31,317	32,485
Revenues by End Application
Communications	55%	52%	50%
Computers	11%	11%	13%
Automotive and Consumer	34%	36%	36%
Others	0%	1%	1%
Revenues by Region
North America	60%	60%	56%
Europe	11%	11%	12%
Taiwan	17%	17%	20%
Japan	6%	6%	6%
Other Asia	6%	6%	6%

Packaging Operations
Amounts in NT$ Millions	2Q/13	1Q/13	2Q/12
Net Revenues	29,031	24,915	26,119
Revenues by Packaging Type
Advanced Packaging	27%	26%	23%
IC Wirebonding	63%	63%	69%
Discrete and Other	10%	11%	8%
Capacity
CapEx (US$ Millions)*	146	69	283
Number of Wirebonders	15,565	15,559	14,669

Testing Operations
Amounts in NT$ Millions	2Q/13	1Q/13	2Q/12
Net Revenues	6,505	5,723	5,633
Revenues by Testing Type
Final test	80%	78%	82%
Wafer sort	18%	19%	16%
Engineering test	2%	3%	2%
Capacity
CapEx (US$ Millions)*	74	40	60
Number of Testers	3,057	2,945	2,678

EMS Operations
Amounts in NT$ Millions	2Q/13	1Q/13	2Q/12
Net Revenues	14,186	16,383	13,400
Revenues by End Application
Communications	24%	33%	32%
Computing	29%	28%	24%
Consumer	17%	13%	14%
Industrial	18%	17%	20%
Car	10%	8%	9%
Others	2%	1%	1%
Capacity
CapEx (US$ Millions)*	7	5	27
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data
 (In NT$ millions, except per share data)
(Unaudited)
	For the three months ended			For the period ended
	Jun. 30 2013	Mar. 31 2013	Jun. 30 2012	Jun. 30 2013	Jun. 30 2012
Net revenues:
Packaging	29,021	24,903	26,106	53,924	49,701
Testing	6,505	5,723	5,633	12,228	10,710
Direct Material	759	679	733	1,438	1,286
EMS	14,186	16,383	13,400	30,569	27,225
Others	289	502	0	791	51
Total net revenues	50,760	48,190	45,872	98,950	88,973

Cost of revenues	(40,328)	(39,909)	(37,020)	(80,237)	(72,941)
Gross profit	10,432	8,281	8,852	18,713	16,032

Operating expenses:
Research and development	(2,260)	(1,984)	(1,950)	(4,244)	(3,710)
Selling, general and administrative	(2,772)	(2,694)	(2,759)	(5,466)	(5,364)
Total operating expenses	(5,032)	(4,678)	(4,709)	(9,710)	(9,074)
Operating income	5,400	3,603	4,143	9,003	6,958

Net non-operating (expenses) income:
Interest expense - net	(475)	(490)	(392)	(965)	(783)
Foreign exchange gain (loss)	(26)	(473)	(371)	(499)	135
Gain (loss) on equity-method investments	(17)	(14)	(9)	(31)	(19)
Gain (loss) on valuation of financial assets and liabilities	286	615	373	901	(74)
Others	(130)	(82)	(12)	(212)	88
Total non-operating expenses	(362)	(444)	(411)	(806)	653
Income before tax	5,038	3,159	3,732	8,197	6,305

Income tax expense	(1,127)	(803)	(442)	(1,930)	(907)
Income from continuing operations and before noncontrolling interest	3,911	2,356	3,290	6,267	5,398
Noncontrolling interest	(91)	(125)	(94)	(216)	(156)

Net income attributable to shareholders of the parent	3,820	2,231	3,196	6,051	5,242

Per share data:
Earnings (losses) per share
– Basic	$NT0.51	$NT0.30	$NT0.43	$NT0.81	$NT0.70
– Diluted	$NT0.50	$NT0.29	$NT0.42	$NT0.79	$NT0.69

Earnings (losses) per equivalent ADS
– Basic	$US0.086	$US0.051	$US0.073	$US0.137	$US0.119
– Diluted	$US0.084	$US0.049	$US0.071	$US0.134	$US0.116

Number of weighted average shares used in diluted EPS calculation (in thousands)	7,580,516	7,568,303	7,575,683	7,582,164	7,585,269

Exchange rate (NT$ per US$1)	29.76	29.33	29.53	29.54	29.63

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data – IC ATM
 (In NT$ millions, except per share data)
(Unaudited)
	For the three months ended			For the period ended
	Jun. 30 2013	Mar. 31 2013	Jun. 30 2012	Jun. 30 2013	Jun. 30 2012
Net revenues:
Packaging	29,031	24,915	26,119	53,946	49,725
Testing	6,505	5,723	5,633	12,228	10,710
Direct Material	759	679	733	1,438	1,286
Total net revenues	36,295	31,317	32,485	67,612	61,721

Cost of revenues	(27,576)	(25,093)	(25,236)	(52,669)	(48,851)
Gross profit	8,719	6,224	7,249	14,943	12,870

Operating expenses:
Research and development	(1,802)	(1,575)	(1,535)	(3,377)	(2,859)
Selling, general and administrative	(2,110)	(1,980)	(2,075)	(4,090)	(4,002)
Total operating expenses	(3,912)	(3,555)	(3,610)	(7,467)	(6,861)
Operating income	4,807	2,669	3,639	7,476	6,009

Net non-operating (expenses) income:
Interest expense - net	(499)	(510)	(411)	(1,009)	(765)
Foreign exchange gain (loss)	19	(478)	(339)	(459)	141
Gain (loss) on equity-method investments	405	586	253	991	558
Gain (loss) on valuation of financial assets and liabilities	123	571	345	694	(99)
Others	(22)	(62)	47	(84)	102
Total non-operating income	26	107	(105)	133	(63)
Income before tax	4,833	2,776	3,534	7,609	5,946

Income tax expense	(975)	(506)	(311)	(1,481)	(666)
Income from continuing operations and before noncontrolling interest	3,858	2,270	3,223	6,128	5,280
Noncontrolling interest	(38)	(39)	(27)	(77)	(38)

Net income attributable to shareholders of the parent	3,820	2,231	3,196	6,051	5,242

Per share data:
Earnings (losses) per share
– Basic	$NT0.51	$NT0.30	$NT0.43	$NT0.81	$NT0.70
– Diluted	$NT0.50	$NT0.29	$NT0.42	$NT0.79	$NT0.69

Number of weighted average shares used in diluted EPS calculation (in thousands)	7,580,516	7,568,303	7,575,683	7,582,164	7,585,269

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Statement of Comprehensive Income Data – EMS
 (In NT$ millions, except per share data)
(Unaudited)
	For the three months ended			For the period ended
	Jun. 30 2013	Mar. 31 2013	Jun. 30 2012	Jun. 30 2013	Jun. 30 2012
Net revenues:
Total net revenues	14,186	16,383	13,400	30,569	27,225

Cost of revenues	(12,573)	(14,505)	(11,690)	(27,078)	(23,882)
Gross profit	1,613	1,878	1,710	3,491	3,343

Operating expenses:
Research and development	(473)	(424)	(422)	(897)	(864)
Selling, general and administrative	(623)	(665)	(656)	(1,288)	(1,294)
Total operating expenses	(1,096)	(1,089)	(1,078)	(2,185)	(2,158)
Operating income	517	789	632	1,306	1,185

Net non-operating (expenses) income:
Total non-operating income	45	83	10	128	99
Income before tax	562	872	642	1,434	1,284

Income tax expense	(51)	(171)	(137)	(222)	(242)
Income from continuing operations and before noncontrolling interest	511	701	505	1,212	1,042
Noncontrolling interest	(54)	(89)	(68)	(143)	(120)

Net income attributable to shareholders of the parent	457	612	437	1,069	922

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)
	As of Jun. 30, 2013	As of Mar. 31, 2013

Current assets:
Cash and cash equivalents	25,740	21,276
Financial assets – current	4,576	6,093
Notes and accounts receivable	34,914	33,432
Inventories	32,045	31,564
Others	4,196	4,242
Total current assets	101,471	96,607

Investments – non current	2,325	2,416
Property plant and equipment	130,265	127,214
Intangible assets	12,159	12,227
Prepaid lease payments	4,228	4,216
Others	4,777	4,304
Total assets	255,225	246,984

Current liabilities:
Short-term debts – revolving credit	35,914	33,937
Current portion of long-term debts	2,494	3,177
Notes and accounts payable	22,403	21,832
Others	28,512	19,374
Total current liabilities	89,323	78,320

Long-term debts	45,174	45,298
Other liabilities	8,008	7,684
Total liabilities	142,505	131,302
Noncontrolling interest	3,815	3,753

Shareholders of the parent	108,905	111,929
Total liabilities & shareholders’ equity	255,225	246,984

Current Ratio	1.14	1.23
Net Debt to Equity	0.47	0.48